082-03023

PROCESSED
JUN 26 2008
THOMSON REUTERS

GOLDEN HOPE
MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

[redacted]

08003377

RECEIVED
2008 JUN 25 A 9:07

SUPPL

June 17, 2008

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

Reference: <u>Golden Hope Mines Limited – File No. ~~82-4991~~</u>

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Marketwire.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

/dc

Encl.

dlw 6/25

File No. 82-4991

GOLDEN HOPE MINES LIMITED **NEWS**

RECEIVED

2008 JUN 25 A 9:07

Golden Hope Acquires Rivière des Plantes Property as Part of the Bellechasse-Chaudière Gold Project in Southern Quebec

Historical results show Gold-Pt-Cu-Ni mineralization associated with serpentinite target

Toronto, Ontario – June 17, 2008 – Golden Hope Mines Ltd. (TSX-V: GNH / PK: GOLHF) is pleased to announce the acquisition of an additional property as part of the company's Bellechasse-Chaudière project in southern Quebec. The Rivière des Plantes Property is on the strike extension of the serpentinites identified north of the Bellechasse gold belt and is an extension into the historic Beauce alluvial gold camp. It is contiguous with the 1200 claims the company already holds in the area.

The Beauce region of Quebec, Canada is renowned as one of the earliest placer gold mining area in North America. Several large nuggets, including two that weighed 56 ounces and 48 ounces respectively were extracted from oxidized pre-glacial river gravels. An unknown quantity of gold and platinum was extracted from the black sand-rich gravels from the lower stretches of Rivière des Plantes. Placer gold and platinum have also been extracted from river gravels about 25 Km south of the property at the junction of the Chaudière and Linière Rivers. The bedrock sources for the gold and platinum placers in the Gilbert, Chaudière, Linière rivers, and the Rivière des Plantes have yet to be identified.

The Rivière des Plantes property includes twenty two (22) mining claims totaling approximately 1308 hectares (3,232 acres).

The terms of the agreement consist of:

Date	Cash Payment	GNH Shares	Property Expenditures
Upon closing	$ 25,000.00	100,000	-
1st anniversary	$ 50,000.00	150,000	$100,000
2nd anniversary	$ 75,000.00	200,000	$150,000
3RD anniversary	-	-	$250,000
Total:	$150,000	450,000	$500,000

The property is contiguous to the claims held by Golden Hope Mines Limited and together cover approximately 90% of a large serpentinite body with which the known mineralization is associated. This serpentinite is one of 10 targets staked by Golden Hope during the last 12 months and is a priority for exploration during the 2008 program.

Part of the northern half of the property was explored for iron and industrial minerals during the l880's and 1890's. During that period several shallow prospect pits were excavated along what today is now known as the Brompton – Baie Verte Line. At the time this belt was called the Serpentine Belt. The iron oxide showings located within St. Charles, St. Gaspard and Range A contain 40-55% iron, 7-16% titanium and trace to 10% chrome.

Between 1950 and 1955 companies such as Johns Manville Asbestos Co., Strategic Metals Corp. and Golden Age Mines conducted exploration work on the property. Diamond drilling completed by Strategic Metals intersected silicified serpentinite and pyritiferous black slates in two separate inclined holes. No assays for precious metals were made on samples from these silicified intervals. A third drill hole west of the two drill holes noted above intersected a silicified zone that returned assays of 2 g/t Au, 46 g/t Ag and 0.10% Cu across 14 meters. (all results are historical and non NI 43-101 compliant).

In 1986 -1987 Macamic Resources and Aurochs Exploration conducted exploration work on the northern half of The Rivière des Plantes property. The drill holes tested the depth extensions of iron oxide occurrences discovered in the late 1800s. The best drill intercept returned 28 meters of semi-massive to massive magnetite with up to five percent pyrite and trace to two percent pyrhotite and chalcopyrite mineralization. Recorded assays showed anomalous precious metal values associated with elevated nickel, chrome, copper and zinc values.

Prospecting by Vendittelli and Gartner in 2001 identified elevated levels of PGE in the exposed serpentinized ultramafic rocks on the north side the property (up to 1.3 gm/t Pt in grab samples).

The property is drill ready with 3 quality IP/resistivity anomalies in the vicinity of a silicified zone within the mélange where gold has been intersected in drilling. Two other significant targets were identified on strike on the western grid.

The historical data above continues to demonstrate the exploration potential of the company's serpentinite targets which have been identified from Bellechasse to south-west of the Chaudière River, a distance of more than 100 kms.

Golden Hope Mines has already begun its field exploration program in Quebec. A forthcoming news update will describe our 2008 activities in more detail.

James E. Tilsley, P.Eng is acting as the qualified person (QP) for Golden Hope in compliance with National Instrument 43-101 and has reviewed the technical contents of this release.

About Golden Hope

Golden Hope Mines Limited is a mineral exploration company that seeks to grow shareholder value through the acquisition, exploration and development of potentially large-scale gold, silver and base metal projects suitable for underground

and/or open-pit mining. The company's two areas of interest are located in Quebec, Canada and Maine, U.S. The Bellechasse-Chaudière gold project in Quebec includes the Timmins and Ascot gold zones, the Coucou volcanic target and a number of newly claimed serpentinite bodies.

Contact Information

Louis Hoël
President
Golden Hope Mines Ltd.
Tel: 416-365-3509
Fax: 416-864-0175
info@goldenhopemines.com

Forward-Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Factors that could cause actual results to differ materially from those in forward-looking statements. These include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the company, investors should review registered filings at www.sedar.com.

www.goldenhopemines.com

END